Mercedes-Benz Auto Receivables Trust 2013-1

Investor Report

Collection Period Ended   31-Oct-2016

Amounts in USD

Dates

Collection Period No.	40			
Collection Period (from... to)	1-Oct-2016	31-Oct-2016		
Determination Date	10-Nov-2016			
Record Date	14-Nov-2016			
Distribution Date	15-Nov-2016			
Interest Period of the Class A-1 Notes (from... to)	17-Oct-2016	15-Nov-2016	Actual/360 Days	29
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-Oct-2016	15-Nov-2016	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	278,900,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	305,600,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	275,500,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-4 Notes	115,000,000.00	82,230,499.79	73,208,962.43	9,021,537.36	78.448151	0.636600
Total Note Balance	**975,000,000.00**	**82,230,499.79**	**73,208,962.43**	**9,021,537.36**		
Overcollateralization	24,950,218.09	24,998,755.45	24,998,755.45			
Adjusted Pool Balance	999,950,218.09	107,229,255.24	98,207,717.88			
Yield Supplement Overcollateralization Amount	38,846,335.94	3,436,505.20	3,080,921.18			
Pool Balance	**1,038,796,554.03**	**110,665,760.44**	**101,288,639.06**			

	Amount	Percentage
Initial Overcollateralization Amount	24,950,218.09	2.50%
Target Overcollateralization Amount	24,998,755.45	2.50%
Current Overcollateralization Amount	24,998,755.45	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.220000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	0.500000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	0.780000%	0.00	0.000000	0.00	0.000000
Class A-4 Notes	1.130000%	77,433.72	0.673337	9,098,971.08	79.121488
Total		**$77,433.72**		**$9,098,971.08**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	9,341,477.56	(1) Total Servicing Fee	92,221.47
Interest Collections	242,959.76	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	12,171.88	(2) Total Trustee Fees (max. $100,000 p.a.)	0.00
Recoveries	64,775.35	(3) Interest Distributable Amount Class A Notes	77,433.72
Purchase Amounts	0.00	(4) Priority Principal Distributable Amount	0.00
Advances made by the Servicer	0.00	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Investment Earnings	2,445.71	(6) Regular Principal Distributable Amount	9,021,537.36
Available Collections	**9,663,830.26**	(7) Additional Servicing Fee and Transition Costs	0.00
Reserve Fund Draw Amount	0.00	(8) Total Trustee Fees [not previously paid under (2)]	0.00
		(9) Excess Collections to Certificateholders	472,637.71
Available Funds	**9,663,830.26**	**Total Distribution**	**9,663,830.26**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	92,221.47	92,221.47	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	77,433.72	77,433.72	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	77,433.72	77,433.72	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	77,433.72	77,433.72	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	9,021,537.36	9,021,537.36	0.00
Aggregate Principal Distributable Amount	9,021,537.36	9,021,537.36	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	2,499,875.55
Reserve Fund Amount - Beginning Balance	2,499,875.55
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	516.47
minus Net Investment Earnings	516.47
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	2,499,875.55
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	516.47
Net Investment Earnings on the Collection Account	1,929.24
Investment Earnings for the Collection Period	2,445.71

Notice to Investors

Mercedes-Benz Financial Services USA LLC, as Servicer, has elected to exercise its option under Section 8.01 of the Sales and Servicing Agreement to purchase the Trust Estate (other than the Accounts) immediately after giving effect to the monthly payment of principal and interest on November 15, 2016 (the "Redemption Date") and has deposited $73,208,962.43 into the Note Payment Account to redeem the balance of the Class A-4 notes. Therefore, pursuant to Section 10.01 of the Indenture, the Notes will be redeemed on the Redemption Date.

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,038,796,554.03	37,777
Pool Balance beginning of Collection Period	110,665,760.44	11,900
Principal Collections	6,876,174.43	
Principal Collections attributable to Full Pay-offs	2,465,303.13	
Principal Purchase Amounts	0.00	
Principal Gross Losses	35,643.82	
Pool Balance end of Collection Period	101,288,639.06	11,435
Pool Factor	9.75%	

	As of Cutoff Date	Current
Weighted Average APR	2.85%	2.71%
Weighted Average Number of Remaining Payments	50.26	17.59
Weighted Average Seasoning (months)	12.41	48.08

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	99,903,217.20	11,327	98.63%
31-60 Days Delinquent	844,015.62	73	0.83%
61-90 Days Delinquent	402,975.91	26	0.40%
91-120 Days Delinquent	138,430.33	9	0.14%
Total	101,288,639.06	11,435	100.00%

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

Losses (1)	Current		Cumulative	
	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	35,643.82	3	7,405,770.28	314
Principal Net Liquidation Proceeds	12,164.29		510,425.36	
Principal Recoveries	64,026.24		3,879,676.49	
Principal Net Loss / (Gain)	(40,546.71)		3,015,668.43	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	(0.459%)
Prior Collection Period	(0.589%)
Second Prior Collection Period	0.744 %
Third Prior Collection Period	(0.238%)
Four Month Average	(0.136%)

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance   0.290%

Average Net Loss / (Gain)   9,604.04

(1) Losses includes accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.